Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 600
San Diego, California 92130

September 11, 2017

VIA EDGAR TRANSMISSION

Samantha Brutlag
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”) File Nos.: 33-81396 and 811-08614

Dear Ms. Brutlag:

This letter is in response to the SEC Staff’s oral comments and suggestions provided on August 18, 2017 and August 24, 2017 to Elaine E. Richards of U.S. Bancorp Fund Services, LLC regarding Post-Effective Amendment (“PEA”) No. 58 to the Trust’s registration statement.  PEA No. 58 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on Form N‑1A on July 14, 2017 for the purpose of adding one new series to the Trust, Brandes Small Cap Value Fund and was designated to automatically become effective 75 days after filing which would have been September 27, 2017.

The Trust is filing this PEA No. 59 under Rule 485(a) per the SEC staff’s request with the revisions discussed herein in response to your comments and to file any outstanding exhibits to the registration statement, including the requested two years’ worth of financial statements for the Predecessor Fund as part of the Statement of Additional Information.

Pursuant to Rule 485(a)(2), this filing will become automatically effective 75 days after filing, on or about November 14, 2017.  However, by separate correspondence, the Trust together with its principal underwriter, anticipates filing a request for acceleration of this PEA No. 59 so that this amendment will become effective prior to that date.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

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The Trust’s responses to your comments are as follows:

1.
Staff Comment:  The Staff noted that the Fund has an expense limitation agreement in place.  Please confirm that any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement. It is the Staff’s position that any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement (on a rolling 36-month basis).

Response:  The Trust responds by confirming that the any recapture of a fee waived or expense reimbursed should occur within three years of the specific fee waiver or expense reimbursement.

2.	Staff Comment: With respect to the expense example, since the Fund is new, please only show the figures for one year and three years for the Fund.

Response:  The Trust responds by making the changes as recommended.

3.
Staff Comment:  In the performance section, please include disclosure that states that the Predecessor Fund’s investment objective, policies, guidelines and restrictions are in all material respects similar to the Fund.

Response:  The Trust responds by including the disclosure as requested.

4.	Staff Comment: With respect to the “Performance” section, please address the following questions supplementally or within the Prospectus disclosure, as applicable:

a.	Background information regarding the Predecessor Fund, including information about when and why the Predecessor Fund was created.
b.
State whether the Advisor managed other funds that are materially equivalent to the Fund and whether or not these other funds were converted.  If not, please disclose why this is the case.  Additionally, please explain why the Predecessor Fund was chosen to be registered if the other materially equivalent fund(s) had lower performance than this Fund.

c.	State whether or not the Predecessor Fund will transfer all of its portfolio securities or only a portion of its assets to the newly registered Fund.
d.	State whether the Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

Response:  Brandes Investment Partners, L.P. (“Brandes” or the “Advisor”) has represented the following to the Trust:

a.
Brandes launched and continuously managed the Predecessor Fund since its inception in 1997.  The Predecessor Fund has the same investment objective as the Fund, which is to achieve long-term capital appreciation. The Predecessor Fund relied on the exclusion from the definition of an “investment company” provided by Section 3(c)(7) of the 1940 Act in order not to register as an investment company. The Predecessor Fund conducts a private offering of its shares of beneficial interest in reliance on Regulation D under the Securities Act of 1933, as amended.  The Fund was initially created to meet the domestic small-cap investing needs of qualified investors.

Brandes wishes to be able to offer the Predecessor Fund’s shares to the public, preferably with the ability to use the track record of the Predecessor Fund in connection with marketing efforts. Brandes proposes to accomplish this result by conducting the conversion to a mutual fund such that, the Fund would:

(1)	have the same portfolio management team as the Predecessor Fund;
(2)	have an investment objective and investment strategies that are substantially similar to those of the Predecessor Fund;
(3)	be managed in substantially the same way as the Predecessor Fund has been managed; and
(4)	have substantially the same portfolio of investments at the time of the reorganization as the Predecessor Fund.

Brandes also acknowledges that converting the Predecessor Fund to a public mutual fund may offer the potential to benefit both current investors in the Predecessor Fund and potential future investors in the Fund, on the basis that:

(1)
investors in the Predecessor Fund may benefit from investing in shares of a registered investment company, due to (among other things) the daily pricing and liquidity of shares and the additional regulatory protections available to investors in registered funds; and

(2)
future investors in the registered public fund may benefit from the larger asset base afforded by the reorganization and the potential to attract additional assets and thus potentially achieve additional efficiencies more quickly, especially with the ability to use the track record of the Predecessor Fund in marketing the newly registered public fund.

b.	The Advisor did not manage other funds that were materially equivalent to the Predecessor Fund. This is the only U.S. small cap pool managed by the Advisor.

c.
The Advisor confirms supplementally that at the time of the conversion, the Predecessor Fund will transfer all of its securities and cash to the new Fund and the new Fund will hold the same securities in the same proportion as was held in the Predecessor Fund.

d.
For the performance period shown in the Prospectus with respect to the Predecessor Fund, the Advisor believes that the Predecessor Fund, if it hypothetically was registered as an investment company under the Investment Company Act of 1940, as amended, and therefore eligible to be treated as a regulated investment company or “RIC” under Subchapter M of the Internal Revenue Code of 1986, as amended, should have otherwise been able to qualify as a RIC based on the type of assets held, diversification of the portfolio and the nature of income earned.  No assurances can be given as to whether the Predecessor Fund, as a RIC, would have been required to pay any excise taxes because of insufficient distributions.  Also, no assurances can be given with respect to every quarterly period included within that performance period because no regular quarterly testing of RIC status was performed with respect to the Predecessor Fund, but the Advisor believes that information from a sampling of periods supports satisfaction of those RIC requirements and the Advisor is not aware of any portion of that period that those RIC requirements could not have been satisfied.

5.	Staff Comment: Please confirm that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2A16 under the Investment Advisers Act.

Response:  The Advisor represents to the Trust that it has the records necessary to support calculations of performance for the Predecessor Fund in accordance with Rule 204-2A16.

6.
Staff Comment:  With respect to the performance presentation, please be sure to use gross expenses, not net expenses and provide the actual performance incurred by the account.  Alternately, please make a one-time adjustment and disclose if that has been done.  Please note that performance presentations must omit sales load information.

Response:  The Trust responds by stating that it will present the performance information using gross expenses, not net expenses and will display the actual performance incurred by the account.  The Trust has restated the last two sentences of the first paragraph under “Performance” as follows:

With respect to Class I and Class R6 shares, the performance information below reflects the ~~higher net~~ gross expenses of the Predecessor Fund. With respect to Class A shares, the performance information in the table below reflects the performance of the Predecessor Fund restated to reflect the ~~higher~~ Class A sales loads and expenses.

7.
Staff Comment:  On page 9 of the Prospectus, under the Heading “Fund Management,” the second sentence of the third paragraph within the sub-heading, “The Investment Advisor” appears to have a typographical error.  Please correct and restate as appropriate.

Response:  The Trust responds by restating the referenced sentence as follows:

Subject to Board approval, the Trust has agreed that the amount of any fee waiver or expense reimbursement will be repaid to the Advisor without interest at any time ~~before the end of the third full fiscal~~ within three years from the time of the ~~Fund after the fiscal year in which the~~ waiver or reimbursement occurred.~~, unless that repayment would cause the aggregate operating expenses of the Fund to exceed the Expense Caps for the fiscal year in which the waiver or reimbursement occurred or any lower expense cap in effect at the time of reimbursement.~~  Additionally, the Advisor may only be reimbursed if the amount actually paid by the Fund toward operating expenses for such period (taking into account any reimbursement) does not exceed any lesser Expense Cap that may have been in place at the time of waiver or reimbursement.

8.	Staff Comment: Please confirm supplementally that all known ways for shareholders to obtain reductions or waivers of Class A sales charges are provided on pages 15-17.

Response:  The Trust responds by confirming supplementally that pages 15-17 list all of the known ways that shareholders are able to obtain reductions or waivers of Class A sales charges.

9.
Staff Comment:  With respect to references on pages 15-16 of the Prospectus to “special arrangements” with financial intermediaries, please consider attaching an appendix or otherwise specifying who the financial intermediaries are, and provide details of the special arrangements those intermediaries have with the Fund.

Response:  The Trust respectfully disagrees that any additional disclosure is needed in the form of an appendix or otherwise. Reductions to front-end sales load are possible only when shareholders’ investments exceed certain thresholds as described in the table on page 15 or meet the terms of aggregation, rights of accumulation, letters of intent or reinstatement as described on pages 16 and 17. The Trust confirms that all categories listed on pages 15 and 16 are eligible for full waivers. For clarification, the Trust has revised the heading and the lead paragraph of the section, as follows:

~~Front End and Contingent Deferred~~ Sales Charge ~~Reductions~~Waivers

The following investors and investments will not be assessed ~~are not subject to~~ any~~n initial~~ sales charges (front end or contingent deferred) ~~and, to the extent that the Fund did not pay a commission in connection with the investment, to a contingent deferred sales charge,~~ if ~~determined to be eligible by the Fund or its designee~~they fall into one of the categories below:

10.	Please confirm supplementally whether the contingent deferred sales charge waivers discussed on page 17 of the Prospectus are full or partial waivers.

Response:  The Trust responds by confirming supplementally, that the contingent deferred sales charge waivers disclosed on page 17 of the Prospectus are full waivers, not partial.

11.	Staff Comment: Please ensure that the disclosure on pages 23-25 regarding “How to Redeem Shares,” complies with the new redemption language requirements of Form N‑1A, Item 11(c).

Response:  The Trust responds by adding the following disclosure on page 23:

The Fund typically sends the redemption proceeds on the next business day (a day when the NYSE is open for normal business) after the redemption request is received in good order and prior to market close, regardless of whether the redemption proceeds are sent via check, wire, or automated clearing house (ACH) transfer. Under unusual circumstances, the Fund may suspend redemptions, or postpone payment for up to seven days, as permitted by federal securities law.

The Fund typically expects that it will hold cash or cash equivalents to meet redemption requests. The Fund may also use the proceeds from the sale of portfolio securities to meet redemption requests if consistent with the management of the Fund. These redemption methods will be used regularly and may also be used in stressed market conditions. The Fund reserves the right to pay redemption proceeds to you in whole or in part through a redemption in-kind as described under “Redemption In-Kind” below. Redemptions in-kind may be used to meet redemption requests that are a large percentage of a Fund’s net assets in order to minimize the effect of large redemptions on a Fund and its remaining shareholders. Redemptions in-kind may be used regularly in such circumstances and may also be used in stressed market conditions.

12.
Staff Comment:  Please include financial statements for the most recent two fiscal years of the Predecessor Fund as part of the Statement of Additional Information.  The financial statements may be unaudited.

Response:  The Trust responds by including the requested financial statements as part of the Statement of Additional Information.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine E. Richards, Esq. at (626) 914‑7363.

Sincerely,

________________________
Thomas M. Quinlan
Brandes Investment Trust

cc:   Michael Glazer, Esq., Morgan, Lewis & Bockius LLP